Gmail

# Fueled Update - June 2023

**Sean Larkin**

Hi Friends and Family of Fueled,

Quick progress update.

Also, after a bunch of asks from supporters, we're looking to open up a community investment round, so that our friends and colleagues in the eCommerce space can participate in our success.

*Fueled is democratizing data infrastructure to solve acute problems for brands we all love. With this community round, we're looking to democratize software investment as well!*

**Current traction:**

- We are a critical analytics tool for over **1,300 eCommerce stores** in **78 countries**.
- We track **4 million daily** eCommerce events through our software.

- We track over **$75M/month** in eCommerce purchases.
- Brands leveraging our app include: **Valvoline Oil, Shimano, G. Loomis, Lou Malnati's Pizza, Planet Bike,** and **FishUSA**.
- Investors in Fueled include Tom Preston-Werner (co-founder of GitHub), Antler.co, and a number of executives at BigCommerce and other eCommerce software companies.

**Focus this summer:**

- Monetization! We have a dozen paying customers now. We will be releasing a self-service paid version of our app within the next 30-45 days.
  - We're targeting 500 paying customers by the end of the year.
- Facebook and TikTok attribution tracking - our merchants and partners are clamoring for this.
- The release of our open-source analytics tools. (No one in eCommerce is open-sourcing their work. This will be game changing to a $5.7 trillion dollar industry.)
- Our new partnership with machine-learning leaders — to incorpore new pattern recognition and discovery into our data stack.

Here's a short Loom video I just recorded showing you the new app UIs and functionality:

- Full video
- Direct link to start of app demo
- Direct link to modeling and analysis in a data warehouse

As always, we appreciate your onboarding support, ideas, engagement, and partnerships. Please give me a shout if you have any questions!

Cheers,
Sean

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Disclosure:
*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.*
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Sean Larkin
CEO & Founder
Fueled.io
Pronouns: He/Him/His
760.223.0589(c)
https://calendly.com/sean-fueled